UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MTR Gaming Group, Inc.

(Name of Issuer)

Common Stock, Par Value $0.00001 Per Share

(Title of Class of Securities)

553769100

(CUSIP number)

Wendy Schnipper Clayton

General Counsel

DDJ Capital Management, LLC

130 Turner Street

Building 3, Suite 600

Waltham, MA 02453

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553769100	13D/A	Page 2 of 14 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

DDJ Capital Management, LLC 04-3300754
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

See Item #5
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,059,261
8 SHARED VOTING POWER

None
9 SOLE DISPOSITIVE POWER

1,059,261
10 SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,059,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.85%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No. 553769100	13D/A	Page 3 of 14 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The October Fund, Limited Partnership 04-3504882
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

See Item #5
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

709,333
8 SHARED VOTING POWER

None
9 SOLE DISPOSITIVE POWER

709,333
10 SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

709,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.58%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No. 553769100	13D/A	Page 4 of 14 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

October G.P., LLC 04-3504881
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

See Item #5
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

709,333
8 SHARED VOTING POWER

None
9 SOLE DISPOSITIVE POWER

709,333
10 SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

709,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.58%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No. 553769100	13D/A	Page 5 of 14 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

DDJ/Ontario Credit Opportunities Fund, L.P. 98-0496623
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

See Item #5
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

144,971
8 SHARED VOTING POWER

None
9 SOLE DISPOSITIVE POWER

144,971
10 SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

144,971
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.53%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No. 553769100	13D/A	Page 6 of 14 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GP DDJ/Ontario Credit Opportunities, L.P. 98-0496663
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

See Item #5
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

144,971
8 SHARED VOTING POWER

None
9 SOLE DISPOSITIVE POWER

144,971
10 SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

144,971
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.53%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No. 553769100	13D/A	Page 7 of 14 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GP Credit Opportunities, Ltd. 98-0511684
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

See Item #5
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

144,971
8 SHARED VOTING POWER

None
9 SOLE DISPOSITIVE POWER

144,971
10 SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

144,971
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.53%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No. 553769100	13D/A	Page 8 of 14 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David J. Breazzano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

22,599
8 SHARED VOTING POWER

None
9 SOLE DISPOSITIVE POWER

22,599
10 SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.08%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 553769100	13D/A	Page 9 of 14 pages

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) should be read in conjunction with the Schedule 13D dated December 12, 2005, as amended by Amendment No. 1 to Schedule 13D dated July 6, 2006 (collectively, the “Schedule 13D”), as filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a Massachusetts limited liability company, and certain affiliates. This Amendment No. 2 amends the Schedule 13D only with respect to those items below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D.

The class of equity securities to which this Amendment No. 2 relates is the shares of common stock, par value $.00001 per share (the “Shares”), of MTR Gaming Group, Inc. (the “Issuer”). The name and address of the principal executive offices of the Issuer are MTR Gaming Group, Inc., State Route 2 South, P.O. Box 358, Chester, West Virginia 26034.

This filing of this Amendment No. 2 is not, and should be deemed to be, an admission that the Schedule 13D, this Amendment No. 2 or any Amendment thereto is required to be filed.

Item 2. Identity and Background.

Paragraphs (a)-(c) of Item 2 are deleted in their entirety and amended as set forth below:

(a) (b) and (c) This statement is being filed jointly by DDJ Capital Management, LLC (“DDJ”), a Massachusetts limited liability company; The October Fund, Limited Partnership (the “October Fund”), a Massachusetts limited partnership; October G.P., LLC (“October GP”), a Delaware limited liability company; DDJ/Ontario Credit Opportunities Fund, L.P. (“Credit Opportunities Fund”), a Bermuda limited partnership; GP DDJ/Ontario Credit Opportunities, L.P. (“GP Credit Opportunities L.P.”), a Bermuda limited partnership; GP Credit Opportunities, Ltd. (“GP Credit Opportunities Ltd.”), a Bermuda limited liability company; and David J. Breazzano. DDJ is principally engaged in the business of providing investment management and advisory services to certain funds and accounts, including the October Fund and Credit Opportunities Fund. DDJ is also the investment manager of an account on behalf of an institutional investor (the “Account”). GP Credit Opportunities L.P. is the general partner of, and DDJ is the investment manager for, Credit Opportunities Fund. GP Credit Opportunities Ltd. is the general partner of GP Credit Opportunities L.P. Each of October Fund, October GP, Credit Opportunities Fund, GP Credit Opportunities L.P., GP Credit Opportunities Ltd., the Account and Mr. Breazzano shall be referred to herein as the “DDJ Affiliates.”

The name, residence, or business address, principal occupation or employment and citizenship of each of the executive officers of DDJ are set forth on Exhibit A hereto.

With respect to this Amendment No. 2, 709,333 Shares are owned beneficially by October Fund, 144,971 Shares are owned beneficially by Credit Opportunities Fund, 204,957 Shares are owned beneficially by the Account, and 22,599 Shares are owned beneficially by Mr. Breazzano in his individual capacity.

CUSIP No. 553769100	13D/A	Page 10 of 14 pages

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is deleted in its entirety and amended as set forth below.

The aggregate purchase price of the 709,333 Shares owned by October Fund was $6,404,134.29, inclusive of brokerage commissions.

The aggregate purchase price of the 144,971 Shares owned by Credit Opportunities Fund was $1,201,382.95, inclusive of brokerage commissions.

The aggregate purchase price of the 204,957 Shares owned by the Account was $1,776,932.57, inclusive of brokerage commissions.

The aggregate purchase price of the 22,599 Shares owned by Mr. Breazzano was $190,544.75, inclusive of brokerage commissions.

Each of the October Fund, Credit Opportunities Fund, the Account (together, the “DDJ Funds”) and Mr. Breazzano used its or his own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a) and (e) in Item 5 are deleted in its entirety and amended as set forth below.

(a) The October Fund beneficially owns, and October GP and DDJ beneficially own as general partner and investment manager, respectively, of the October Fund, 709,333 Shares, or approximately 2.58% of the outstanding Shares of the Company. The Credit Opportunities Fund beneficially owns, and GP Credit Opportunities L.P., GP Credit Opportunities Ltd. and DDJ beneficially own as general partner, general partner of GP Credit Opportunities L.P., and investment manager, respectively, of the Credit Opportunities Fund, 144,971 Shares, or approximately .53% of the outstanding Shares of the Company. DDJ, as investment manager to the Account, may be deemed to beneficially own 204,957 Shares, or approximately .75% of the outstanding Shares of the Company. Mr. Breazzano beneficially owns 22,599 Shares, or approximately .08% of the outstanding Shares of the Company. Accordingly, in the aggregate, DDJ, together with Mr. Breazzano’s holdings, may be deemed to be the beneficial owner of 1,081,860 Shares, or approximately 3.93% of the outstanding Shares of the Company.

(e) DDJ, together with Mr. Breazzano’s holdings, ceased to be the beneficial owner of more than five percent of the outstanding Shares of the Company on October 31, 2006. This filing speaks as of October 31, 2006, and does not make any statements with respect to any day following such date.

CUSIP No. 553769100	13D/A	Page 11 of 14 pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Annex 1	Information With Respect to Transactions of Shares During the Past 60 Days

CUSIP No. 553769100	13D/A	Page 12 of 14 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: November 1, 2006

DDJ CAPITAL MANAGEMENT, LLC

/s/ David J. Breazzano
Signature

David J. Breazzano, Member
Name/Title

THE OCTOBER FUND, LIMITED PARTNERSHIP

By: October G.P., LLC, its General Partner
By: DDJ Capital Management, LLC, Manager

/s/ David J. Breazzano
Signature

David J. Breazzano, Member
Name/Title

OCTOBER G.P., LLC

By: DDJ Capital Management, LLC, Manager

/s/ David J. Breazzano
Signature

David J. Breazzano, Member
Name/Title

CUSIP No. 553769100	13D/A	Page 13 of 14 pages

DDJ/ONTARIO CREDIT OPPORTUNITIES FUND, L.P.

By: GP DDJ/Ontario Credit Opportunities, L.P, its General Partner

By: GP Credit Opportunities, Ltd.

/s/ David J. Breazzano
Signature

David J. Breazzano, Director
Name/Title

GP DDJ/ONTARIO CREDIT OPPORTUNITIES, L.P.

By: GP Credit Opportunities, Ltd.

/s/ David J. Breazzano
Signature

David J. Breazzano, Director
Name/Title

GP CREDIT OPPORTUNITIES, LTD.

/s/ David J. Breazzano
Signature

David J. Breazzano, Director
Name/Title

DAVID J. BREAZZANO

/s/ David J. Breazzano
Signature

CUSIP No. 553769100	13D/A	Page 14 of 14 pages

Annex 1

Information With Respect to Transactions of Shares During the Past 60 Days

The October Fund, Limited Partnership

Date	Transaction(1)	Shares	Price/Share ($)
10/31/06	Sale	692,000	$11.90
10/31/06	Purchase	151,333	$10.7104	(2)

DDJ/Ontario Credit Opportunities Fund, L.P.

Date	Transaction(1)	Shares	Price/Share ($)
08/28/06	Purchase	500	$7.40	(2)
08/30/06	Purchase	7,500	$7.981	(2)
09/05/06	Purchase	8,359	$7.9406	(2)
09/19/06	Purchase	17,173	$8.4563	(2)
10/25/06	Purchase	9,467	$10.0713	(2)
10/26/06	Purchase	13,491	$10.0396	(2)
10/31/06	Sale	45,000	$11.90
10/31/06	Purchase	9,840	$10.7104	(2)

Account

Date	Transaction(1)	Shares	Price/Share ($)
08/28/06	Purchase	500	$7.40	(2)
08/30/06	Purchase	7,500	$7.981	(2)
09/05/06	Purchase	8,358	$7.9406	(2)
09/19/06	Purchase	24,532	$8.4563	(2)
10/25/06	Purchase	13,525	$10.0713	(2)
10/26/06	Purchase	16,123	$10.0396	(2)
10/31/06	Sale	63,000	$11.90
10/31/06	Purchase	13,777	$10.7104	(2)

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Not inclusive of brokerage commissions of $.025 per share with respect to such transaction.